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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Gemstar-TV Guide International, Inc.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

36866W 10 6

(CUSIP Number)

James W. Loss, Esq.
Riordan & McKinzie
600 Anton Boulevard
Eighteenth Floor
Costa Mesa, California 92626
Telephone: (714) 433-2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     ☐

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13D

CUSIP NO.        36866W  10  6

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only). Henry C. Yuen

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power 39,920,487(a)

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	Shared Voting Power None(b)

EACH REPORTING PERSON WITH	9.	Sole Dispositive Power 39,920,487(a)

	10.	Shared Dispositive Power None(b)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,920,487(a)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]

13.	Percent of Class Represented by Amount in Row (11) 9.0%

14.	Type of Reporting Person (See Instructions) IN

(a)
Includes options to purchase 27,050,527 shares of Common Stock that are currently exercisable or will be exercisable within 60 days of August 15, 2002. Also includes 1,028,531 shares of common stock that were contributed by the Reporting Person to several grantor retained annuity trusts (the “GRATs”) for which he is the sole trustee. In addition, 7,000,000 of these shares are subject to the Forward Contracts. The shares held by the GRATs are not subject to the Forward Contracts.

(b)	See Items 4 and 6 of the Schedule 13D (as defined herein) regarding the Stockholders’ Agreement (as defined in the Schedule 13D).

SCHEDULE 13D

CUSIP NO.        36866W  10  6

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only). Elsie Ma Leung

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power 6,839,570(c)

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	Shared Voting Power None

EACH REPORTING PERSON WITH	9.	Sole Dispositive Power 6,839,570(c)

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,839,570(c)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]

13.	Percent of Class Represented by Amount in Row (11) 1.6%

14.	Type of Reporting Person (See Instructions) IN

(c)	Includes options to purchase 6,530,000 shares of Common Stock that are currently exercisable or will be exercisable within 60 days of August 15, 2002.

This Amendment No. 4 (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) with respect to Gemstar International Group Limited (the predecessor corporation of Gemstar-TV Guide International, Inc., the “Issuer”) on April 2, 1999, Amendment No. 1 with respect thereto, as filed with the Commission on January 5, 2000, Amendment No. 2 with respect thereto, as filed with the Commission on August 3, 2000, and Amendment No. 3 with respect thereto, as filed with the Commission on April 11, 2002 (the Schedule 13D, as so amended, the “Schedule 13D”). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. Only those Items that are amended or supplemented are reported herein. Except as amended and supplemented herein, the Schedule 13D, including the definitions of terms not otherwise defined herein, remains in full force and effect.

Item 2    Identity and Background

Item 2 of the Schedule 13D is hereby supplemented by adding Elsie Ma Leung as a Reporting Person as follows:

(a)	Name of Person Filing:

Elsie Ma Leung

(b)	Address of Principal Business Office or, if None, Residence:

135 North Los Robles Avenue, Suite 800

Pasadena, California 91101

(c)	Principal Occupation or Employment:

Chief Financial Officer of the Issuer

(d)	Criminal Proceedings:

N/A

(e)	Civil Proceedings:

N/A

(f)	Citizenship:

United States

Mr. Yuen and Ms. Leung may be collectively referred to herein as the “Reporting Persons.”

Item 4.    Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by adding the following paragraphs:

The Reporting Persons are in active discussions with The News Corporation Limited (“News Corp.”)and the Board of Directors of the Issuer (including the special committee of independent directors thereof) with a view toward restructuring the Issuer’s management and corporate governance.

Other than as described above, the Reporting Persons have no current plans or proposals that relate to, or that may result in, any of the matters listed in Items 4(a)-(j) of the instructions to Schedule 13D (although the Reporting Persons reserve the right to develop any such plans or proposals at any time).

Item	5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby supplemented as follows:

(a)	Aggregate amount beneficially owned and percent of class:

Mr. Yuen beneficially owns 39,920,487 shares of Common Stock, or approximately 9.0% of the outstanding Common Stock, of which (1) 27,050,527 represent options that are currently exercisable or will be exercisable within 60 days of August 15, 2002 and (2) 1,028,531 represent shares contributed to the GRATs. In addition, 7,000,000 of these shares are subject to the Forward Contracts. The shares held by the GRATs are not subject to the Forward Contracts.

Ms. Leung beneficially owns 6,839,570 shares of Common Stock, or approximately 1.6% of the outstanding Common Stock, of which 6,530,000 represent options that are currently exercisable or will be within 60 days of August 15, 2002.

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:
Mr. Yuen:  39,920,487(d)
Ms. Leung:  6,839,570(e)

(ii)	Shared power to vote or to direct the vote:
Mr. Yuen:  None(f)
Ms. Leung:  None

(iii)	Sole power to dispose or to direct the disposition of:
Mr. Yuen:  39,920,487(d)
Ms. Leung:  6,839,570(e)

(iv)	Shared power to dispose or to direct the disposition of:

Mr. Yuen:  None (f)
Ms. Leung:  None

(c)	Transactions in the previous 60 days:

None

(d)	Any other person known to have the right to receive or the power to direct dividends:

No material change has been made in this section since the filing of the previous Schedule 13D.

(e)	Date on which the Reporting Person ceased to be a beneficial owner of more than five percent of the class of securities:

N/A

The Reporting Persons and News Corp. may be deemed to be a group under Rule 13d-5 promulgated under the Exchange Act. To the Reporting Persons’ knowledge, based on information contained in News Corp.’s Schedule 13D/A filed with the Commission on August 15, 2002, News Corp. beneficially owns 174,931,473 shares of Common Stock, or approximately 42.2% of the issued and outstanding Common Stock. Each Reporting Person disclaims beneficial ownership of the Common Stock owned by the other Reporting Person and News Corp.

Item 7.    Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented by adding the following:

Exhibit 7	(d)	Joint Reporting Agreement dated August 15, 2002 by and between Henry Yuen and Elsie Ma Leung.

(d)
Includes options to purchase 27,050,527 shares of Common Stock that are currently exercisable or will be exercisable within 60 days of August 15, 2002. Also includes 1,028,531 shares of Common Stock that were contributed by the Reporting Person to the GRATs. In addition, 7,000,000 of these shares are subject to the Forward Contracts. The shares held by the GRATs are not subject to the Forward Contracts.

(e)	Includes options to purchase 6,530,000 shares of Common Stock that are currently exercisable or will be exercisable within 60 days of August 15, 2002.

(f)	See Items 4 and 6 of the Schedule 13D regarding the Stockholders’ Agreement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    August 15, 2002

/s/ Henry C. Yuen
Henry C. Yuen

/s/ Elsie Ma Leung
Elsie Ma Leung